SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

5th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated June 1, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI and Columbus Metropolitan Housing Authority renew contract to administer HUD multi-family housing contracts in Ohio

Cleveland, Ohio – June 1, 2005 – The Columbus Metropolitan Housing Authority (CMHA) and CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB), today announced a two-year contract renewal to administer multi-family housing contracts throughout the state of Ohio for the U.S. Department of Housing and Urban Development (HUD). The two-year renewal is valued at over US $22 million.

The award is a continuation of a successful partnership between CMHA and CGI that began in 2000, when CMHA was awarded its initial contract under the HUD 2020 reform plan that permitted public/private partnerships to administer multi-family Housing Assistance Payments (HAP) for the U.S. Department of HUD. “CGI’s demonstrated leadership in the multi-family housing industry and, importantly, its continued business processing excellence under a performance-based contract has made them the preferred partner for CMHA to administer HUD’s multi-family program,” said Dennis Guest, executive director of CMHA. “We look forward to continuing the strong relationship that has been developed over the initial five-year contract term.”

CGI and CMHA expanded their partnership earlier this year to administer the multifamily housing contracts throughout Washington, D.C. In addition, CGI in partnership with the Oakland Housing Authority serves HUD in Northern California, and CGI in partnership with the Tampa Housing Authority serves HUD throughout the state of Florida.

Joe Saliba, president, business process services of CGI said, “The success that we have achieved in applying our technology and business process services expertise aids HUD to ensure that its programs are administered efficiently and effectively, and to maximize the benefit to the eligible families that it intends to assist. We are pleased to have earned the respect and trust of our valued partner, CMHA, in this endeavor.”

About Columbus Metropolitan Housing Authority

The Columbus Metropolitan Housing Authority was established in 1934 by the Ohio General Assembly to serve low-income persons and families in the city of Columbus and throughout Franklin County. It currently manages over 3,600 units in 24 public housing developments, two moderate income developments and is involved in one joint venture with a non-profit development. CMHA also successfully manages more than 10,000 units of Tenant-Based Section 8 Vouchers. CMHA is recognized for its innovations in the management and development of additional housing. Recently CMHA has implemented project-based vouchers by partnering with supportive service providers and private owners. The program has resulted in 200 new units for the homeless, 48 family units and 30 units for seniors. Website: www.cmhanet.com.

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia

Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.0 billion) and at March 31, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Columbus Metropolitan Housing Authority

Suzanne Cochran, general manager, contract administration, (614) 880-2200

CGI

Investor relations

Jane Watson, vice-president, investor relations, (416) 945-3616

Ronald White, director, investor relations, (514) 841-3230

Media relations

Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: June 1, 2005	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary